Exhibit 99.4

ZenaTech’s ZenaDrone Developing Indoor Drone Swarm Application for Inventory Management and Security with Auto Parts Manufacturer Customer

Vancouver, British Columbia, (March 25, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, today announces its subsidiary ZenaDrone is developing a drone swarm application using multiple indoor IQ Nano drones for inventory management and security applications. ZenaDrone is conducting this development with its auto parts manufacturer customer where it is currently engaged in a paid trial.

A drone swarm is a coordinated group of autonomous drones that communicate and work together using AI and real-time data sharing, to perform tasks collaboratively without direct human control. Drone swarms can enhance efficiency, accuracy, automation and performance compared to a single drone.

“We are pioneering the development of autonomous drone swarm technology, revolutionizing indoor inventory management and warehouse security by providing real-time, more accurate stock tracking and surveillance with reduced manual processes. We believe this technology will enable warehouses to operate more efficiently, reduce costs, and enhance safety and security while setting a new industry standard for AI drones,” said CEO Shaun Passley, Ph.D.

Using multiple drones or a drone swarm for indoor inventory management—such as reading barcodes or RFID tags—may offer significant advantages in efficiency, accuracy, and scalability. Autonomous drones can rapidly scan thousands of tags per second with high accuracy, providing real-time visibility into inventory without disrupting workflows. This is particularly valuable in large warehouses where manual stocktaking is time-consuming and labor-intensive. A drone swarm can also cover more ground simultaneously, dramatically reducing inventory audit times while providing near-total inventory visibility.

An AI drone swarm for indoor security and surveillance enhances coverage, response time, and efficiency by autonomously patrolling large areas, detecting threats, and providing real-time situational awareness. Unlike stationary cameras or human patrols, drone swarms can dynamically adapt to security breaches, track intruders, and coordinate movements to eliminate blind spots. AI-driven analytics enable them to identify anomalies, recognize faces, and detect unauthorized activity with high precision, reducing false alarms and improving security decision-making. Their autonomous nature minimizes human labor costs while ensuring 24/7 monitoring in complex environments like warehouses, data centers, or commercial facilities.

The ZenaDrone IQ Nano is available in 10x10 and 20x20-inch sizes, designed to perform regular and frequent inspections such as bar code or RFID scanning, facility maintenance inspections, security monitoring, 3D indoor mapping and other applications inside a warehouse, distribution, or plant facility. The IQ Nano is designed for autonomous use featuring integrated sensors, high-quality cameras, data collection and analysis including artificial intelligence methodologies. Weighing 1.5kg and with a flight time of at least 20 minutes before utilizing the automatic battery recharging station, it is designed for hovering stability and safety with obstacle avoidance capabilities.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.